

# Westport to Issue Fourth Quarter 2023 Financial Results on March 18, 2024

March 4, 2024

**VANCOUVER** - Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) announces it will release financial results for the fourth quarter of 2023 on Monday, March 18, 2024, after market close. A conference call and webcast to discuss the financial results and other corporate developments will be held on Tuesday, March 19, 2024.

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| Time: | 10:00 a.m. ET (7:00 a.m. PT) |
| Dial-in: | 1-416-764-8688 or toll-free at 1-888-390-0546 |
| Webcast: | https://investors.wfsinc.com |

To join the conference call without operator assistance, callers may register up to 60 minutes before the event and enter their phone number through this RapidConnect URL: **https://emportal.ink/48oua6E** and receive an instant automated call back.

**Replay Conference Call & Webcast**

To access the conference call replay, please dial 1-888-390-0541 (Canada & USA toll-free) or 1-416-764-8677 using the passcode 618393#. The telephone replay will be available until April 2, 2024.

**About Westport Fuel Systems**

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

**Investor Inquiries:**

Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com